VIA EDGAR SUBMISSION

Filing Desk

Attn: Anu Dabey

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tailwind Endowment Alternatives Fund (the “Registrant”)

File Nos. 333-264977; 811-23804

Rule 473 Filing

Dear Ms. Dabey,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-2 (File No. 333-264977) filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2022 (0001213900-22-026895).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in city of Raleigh and the State of North Carolina on this 20th day of May, 2022.

Please direct questions or comments relating to this filing to Joshua B. Deringer at (215) 988-2959, or in his absence, to Joshua Lindauer at (212) 248-3298.

TAILWIND ENDOWMENT ALTERNATIVES FUND

By:	/s/ David B. Perkins
Name:	David B. Perkins
Title:	Initial Trustee